545 Speedvale Ave. W.
Guelph, Ontario,
Canada N1K 1E6
Tel: +1 519-837-1881
Fax: +1 519-837-2250
www.canadiansolar.com

August 7, 2013

VIA CORRESPONDENCE ON EDGAR

Mr. Brian Cascio, Accounting Branch Chief
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Canadian Solar, Inc.
                                                Form 20-F for the Year Ended December 31, 2012
                                                File No. 001-33107

Dear Mr. Cascio and Mr. Todd:

This letter sets forth the response of Canadian Solar, Inc. (the “Company”) to the comment contained in the letter dated August 5, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements, page F-1

Note 2. Summary of Principal Accounting Policies, page F-10

(x) Warranty Cost, page F-20

1.              We refer to your response to prior comment 5. With respect to the insurance receivable recorded for future warranty claims, please provide us an analysis that explains the basis in the FASB Codification for your accounting determination. Clarify why it is appropriate in GAAP to record an insurance receivable concurrently with your warranty provision.

The Company records its estimated cost of warranty obligations when an irrevocable obligation to cover warranty costs has been incurred, which the Company has determined to be when goods are shipped to our customers, consistent with the guidance in ASC 460-20-10. In other words, the Company incurs a liability (for which it records a corresponding expense) associated with its warranty obligation when goods under warranty are provided to its customers, which is the point in time the conditions in paragraph ASC 450-20-25-2 are met.

The Company notes that although insurance policies mitigate our risks associated with warranty claims, the Company remains primarily obligated to satisfy its warranty obligation to its customers. Consequently, as noted in the Company’s response to previous comment 5, which it submitted on August 2, 2103, the Company evaluates its liability to the customer first, and separately records an asset for the amount of costs it believes recovery is probable through the insurance policy. The Company further notes that its warranty obligation and related recovery asset do not meet the offsetting criteria set forth in ASC 210-20.  Accordingly, the Company’s policy is to separately present its warranty obligation and related asset within its balance sheet.  The Company believes that separately presenting its expected warranty obligations incurred when goods are shipped to customers and the associated insurance recoveries accurately depicts its economic exposure as of the balance sheet date.

The Company believes the recognition and measurement principles of ASC 410-30 (formerly Statement of Position (SOP) 96-1 Environmental Remediation Liabilities) are relevant to the accounting for other expenses (incurred liabilities) that may be recoverable through insurance, including those attributable to the Company’s warranty program. With respect to the impact of potential recoveries from insurance companies, ASC 410-30-35-8 states:

The amount of an environmental remediation liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable. The term probable is used in this Subtopic with the specific technical meaning in paragraph 450-20-25-1.

The Company incurs a liability for warranty obligations once goods are shipped to our customers. An expense for this liability is recorded as a component of cost of sales once goods are shipped. The Company expects to recover all or a portion of its obligation through insurance claims. Consistent with the guidance set forth at ASC 410-30-35-8, it records an asset for the amount for which recovery is considered probable from the insurance claim (not to exceed the amount of the total losses incurred).

The Company notes that recording an asset associated with the probable recovery of insured losses by analogy to ASC 410-30 is consistent with the consensus reached by the Emerging Issues Task Force (EITF) in Issue 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001” (Issue 01-10 ).  Paragraph 16 of Issue 01-10, states, in part as follows:

On Issue 3, the Task Force noted that in accordance with the guidance in t paragraph 4 of Interpretation 30, any insurance recoveries of losses and costs incurred as a result of the September 11 events should be classified in a manner consistent with the related losses (that is, within income from continuing operations). With respect to the timing of recognition of those insurance recoveries, the Task Force reached a consensus that entities should follow the guidance in paragraph 3 of Interpretation 30 (for recoveries in connection with property and casualty losses) or paragraphs 140 and 141 of SOP 96-1 (for recoveries in connection with environmental obligations), as applicable. That guidance generally requires that an asset relating to the insurance recovery should be recognized only when realization of the claim for recovery of a loss recognized in the financial statements is deemed probable… [Emphasis added]

Issue 01-10 was not carried forward to codification as it addressed a unique event relating to the September 11, 2001 attacks, and therefore was not included when the accounting standards were codified. However, the Company believes that the guidance described above is still relevant in determining how to account for insured losses and supports the Company’s accounting policy.

The warranty obligations the Company records relate to defects that existed when the product was sold to the customer.  The event which the Company is insured against through its policies is the sale of products with these defects.  Accordingly, the Company views the insured losses attributable to the shipment of defective products covered under its warranty as analogous to potential claims, or claims that have been incurred as of the product ship date, but not yet reported. Consequently, we also considered the guidance in paragraph C-28 of SOP 96-1 which states, in part:

Potential claims for recovery from insurers, PRPs other than participating PRPs, prior property owners, and governmental or third-party funds should be evaluated separately from the environmental remediation liability. To evaluate whether the recovery of a potential claim is probable, correspondence or communication with others such as the insurer, PRPs other than participating PRPs, or legal counsel generally is necessary. [Emphasis Added]

SOP 96-1 refers to “potential claims,” which is consistent with the warranty liability incurred by the Company in that a specific claim relative to the warranty cost recorded will not have been filed at the time the potential recovery of the recorded cost is determined probable and recognized.

In conclusion, the Company submits that the accounting policy with respect to warranty cost and the related insurance receivable properly reflects the economics of the transaction and is supported by the applicable accounting literature.

*                                         *                                         *

The company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 512 6896 6208, or David Zhang, at Kirkland & Ellis, our U.S. counsel, at +852 3761 3318.

Very truly yours,

By:	/s/ Michael G. Potter
Michael G. Potter
Chief Financial Officer

cc:                                David Zhang, Esq. Kirkland & Ellis
Benjamin Su, Esq. Kirkland & Ellis